Exhibit 99.1

Canadian Zinc reports remaining drill results at Lemarchant deposit, South Tally Pond project, Newfoundland

•	2017 drill program successfully extends the Lemarchant Deposit mineralization
•	14.5% copper over 0.6 metres (LM17-161) in latest drilling results
•	National Instrument 43-101 resource update in progress for Q1 2018

CZN-TSX
CZICF-OTCQB

VANCOUVER, March 5, 2018 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) is pleased to report the remaining results of its 2017 diamond drill exploration program on the Lemarchant zinc-lead-copper-silver-gold volcanogenic massive sulphide deposit and drill results for two priority base metal prospects, all located on the 100%-owned South Tally Pond VMS project in central Newfoundland.

The 2017 drill program at the Lemarchant deposit, totaling 48 drillholes for 12,422 metres, has successfully extended the Lemarchant deposit mineralization. Drilling at the Lemarchant Main Zone has extended the mineralization up-dip, by up to 80 metres over a 250-metre strike length at vertical depths of 120 to 170 metres below surface. Drilling at the Lemarchant Northwest Zone has extended the mineralization by up to 50 metres along strike to the north and south. Results of the 2017 drilling are provided in previous news releases with results from the remaining 8 drillholes provided below.

"We are very pleased and encouraged with the drill results from the 2017 drill program at the South Tally Pond project. Our first priority was to find extensions to the mineralization at the Lemarchant deposit and we have successfully accomplished that goal with the 2017 drill program. In addition, we tested two priority base metal prospects on the South Tally Pond project with encouraging geological results," stated Michael Vande Guchte, VP Exploration NL. "We look forward to an updated Lemarchant Mineral Resource Estimate in 2018 and to begin testing interpretations from the Lemarchant structural study".

The remaining 8 drillholes (3,113 metres) of the 2017 drill program at Lemarchant tested for additional south extensions to the Main Zone and extensions to the Northwest Zone. Results are summarized below.

Drill Hole	Section	From (m)	To (m)	Length (m)	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)	Au (g/t)
Lemarchant Main Zone
LM17-160	100+50N	163.7	164.8	1.1	3.92	0.52	0.73	15.43	0.07
LM17-161	100+75N	170.5	174.75	4.25	1.89	0.27	2.36	23.19	0.19
including		174.15	174.75	0.60	1.18	0.02	14.50	51.2	0.77
LM17-163	100+50N				No Significant Assays
Lemarchant Northwest Zone
LM17-156	106+75N	252.0	254.0	2.0	3.02	0.65	0.30	16.05	0.02
		295.0	299.0	4.0	1.92	0.73	0.13	71.28	0.82
LM17-157	107+50N	447.0	451.0	4.0	1.25	0.34	0.13	19.63	0.15
LM17-158	105+00N				No Significant Assays
LM17-159	107+00N				No Significant Assays
LM17-162	106+00N	448.0	455.0	7.0	2.19	0.05	0.19	3.87	0.12

Drillhole intervals are core length with true thickness estimated to be 80-100% of core length

Three drillholes (618 metres) tested for further south extensions to the Lemarchant Main Zone. Two of the drillholes successfully intersected the mineralized horizon with stringer to massive sulphide base metal mineralization.

•	Drillhole LM17-160 intersected 3.92% zinc, 0.52% lead, 0.73% copper, 15.4 g/t silver, 0.07 g/t gold over 1.1 metres extending the mineralization 25 metres south of previous drillhole LM17-113, which intersected 10.10% zinc, 4.54% lead, 2.32% copper, 147.9 g/t silver, 0.88 g/t gold over 1.5 metres. The mineralized horizon remains open along strike to the south.
•	Drillhole LM17-161 extended the mineralization 25 metres up-dip of LM17-113 on section 100+75N with 1.89% zinc, 0.27 lead, 2.36% copper, 23.19 g/t silver, 0.19 g/t gold over 4.25 metres. The mineralized horizon remains open up-dip on this section.
•	Drillhole LM17-163 tested 25 metres south of LM17-161 where the projected mineralized horizon has been replaced by unmineralized felsic intrusions.

Five drillholes (2,495 metres) tested for additional extensions to the Lemarchant Northwest Zone. Three of the drillhole intersected footwall stringer and disseminated base metal mineralization over 2 to 7 metres widths.

•	Drillholes LM17-156 and 157 targeted up-dip and north extensions, respectively, to the mineralization intersected in LM17-150 which intersected 3.05% zinc, 1.78% lead, 0.35% copper, 14.6 g/t silver, 0.5 g/t gold over 21.4 metres.
•	Drillholes LM17-158 tested 50 metres up-dip of LM10-24 where previous drilling intersected 6.60% zinc, 0.68% lead, 0.61% copper, 28.28 g/t silver, 0.46 g/t gold over 6.0 metres. No significant mineralization was intersected.
•	Drillholes LM17-159 and 162 targeted down-dip extension to the Northwest Zone mineralization. LM17-162 intersected weak base metal mineralization in a strongly sheared interval.

Additional information on the South Tally Pond project along with drillhole location maps and key sections are provided on the Canadian Zinc website (www.canadianzinc.com).

Drill Results – Two Priority Base Metal Prospects

Two priority base metal prospects, the Lost Pond prospect and Lake Ambrose West prospect, both located within 6 km of the Lemarchant deposit, were also drill tested in the final round of the 2017 drill program.

Lost Pond Prospect

Drilling at the Lost Pond prospect, located 6 km north of the Lemarchant deposit, followed up on three drillholes completed in 2011, where 4.0% copper mineralization was intersected over 0.5 metres. No other drilling has been undertaken in this area.

Thirteen drillholes, totaling 3,559 metres were completed in 2017 and intersected a thick sequence of variably altered mafic-felsic volcanic rocks over a 400-metre strike length with thick intervals of pyrite-rich to graphitic mudstone horizons containing anomalous base metal mineralization. The metalliferous mudstone horizons, are geochemically similar to those that overlie the Lemarchant deposit and suggest a favorable hydrothermal depositional environment for massive sulphide development. The drilling results are being assessed for further follow-up exploration.

Lake Ambrose West Prospect

The Lake Ambrose West prospect is located 4.5 km northeast of the Lemarchant deposit and had never been drill tested. Three drillholes, totaling 909 metres, were completed to test priority airborne EM conductors identified from previous surveys and coincident historical ground horizontal loop EM conductors. The drilling intersected felsic to mafic volcanic stratigraphy with a local pyritic, graphitic mudstone horizon intersected in two of the drillholes that explains the EM conductors. The mudstone horizon is associated with elevated base metal mineralization with the lithogeochemistry suggesting a more distal hydrothermal depositional environment. The drill results are being assessed for further follow-up exploration.

Updated NI 43-101 Resource Estimate underway on Lemarchant Deposit

Canadian Zinc has engaged Mercator Geological Services Limited ("Mercator") of Dartmouth, Nova Scotia, to complete an updated National Instrument ("NI") 43-101 Mineral Resource Estimate of the Lemarchant deposit. The updated Mineral Resource Estimate is scheduled to be completed in Q1 2018.

As part of the Mineral Resource Estimate update, a geological structural study of the Lemarchant deposit was completed by Mercator and Terrane Geoscience Inc. The structural study will be incorporated into the Lemarchant geological model and will be utilized to target other areas of potential mineralization including faulted offsets adjacent to the Lemarchant deposit.

About the South Tally Pond Project

The South Tally Pond project covers approximately 13,700 hectares and is located in a proven mining district in the same productive volcanic belt as the past-producing Duck Pond Cu-Zn Mine, owned by Teck Resources. The Lemarchant deposit is situated 20 km southwest of the former Duck Pond Mine.

Since acquiring the South Tally Pond project in September 2012, Canadian Zinc has completed 94 drill holes totaling 28,800 metres at the Lemarchant deposit and 16 drillholes totaling 4,468 metres at 2 priority prospects. Highlights of the Company's exploration work to date includes:

•	Drilling programs in 2013 and 2014 led to the discovery of the Lemarchant Northwest Zone, a new lense of Zn-Pb-Cu-Ag-Au mineralization located 250 metres northwest of the Lemarchant Main Zone.
•	The drill programs were followed up with a successful metallurgical research program completed in 2016. The metallurgical program was designed to test the technical and economic viability of processing five central Newfoundland base metal deposits including the Company's Lemarchant and Boomerang-Domino deposits at a central milling facility. The metallurgical results demonstrated that the mineralization from the deposits can be successfully processed in a central mill using a sequential flotation flowsheet, and that selective zinc, lead and copper concentrates at marketable grades can be produced from these deposits.
•	The 2017 drill program successfully extended the Lemarchant Main Zone mineralization up-dip, by up to 80 metres over a 250-metre strike length at vertical depths of 120 to 170 metres below surface. Drilling at the Northwest Zone extended the mineralization by up to 50 metres along strike to the north and south.

The Company's exploration strategy in central Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing base metal mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-stage zinc-lead-silver property, located in the Northwest Territories.

The Company also owns an extensive land package in central Newfoundland that it is exploring for zinc-lead-copper-silver-gold deposits including the South Tally Pond project (Lemarchant deposit), Tulks South project (Boomerang-Domino deposit) and Long Lake (Long Lake deposit).

Quality Assurance and Quality Control

Drillhole intervals are core length with true thickness estimated to be 80-100% of core length.  Samples were sawn from NQ-sized core with half core sections sealed in plastic bags and transported by Canadian Zinc personnel to Eastern Analytical Labs in Springdale, Newfoundland. Samples were analyzed for Cu, Pb, Zn, Ag and Au at Eastern Analytical Labs from the sawn NQ-sized half core sections. Data quality is monitored through the insertion of control samples consisting of one prepared base and precious metal standard and one blank sample for every 20 samples of drill core. All control samples conformed to the accepted contained grades of base and precious metals. Select samples pulps were shipped to ALS Minerals in North Vancouver, BC for 33-element ICP analysis for further check assays of significant base and precious metal bearing samples. Historical results were obtained from published reports and news releases available in the public domain.

Michael J. Vande Guchte, P.Geo., VP Exploration NL for Canadian Zinc Corporation is responsible for the Newfoundland exploration programs, and is a Qualified Person as defined by NI 43-101 and has reviewed and has approved the contents of this news release.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

SOURCE Canadian Zinc Corporation

View original content with multimedia: http://www.newswire.ca/en/releases/archive/March2018/05/c4585.html

%CIK: 0000910569

For further information: Alan B. Taylor, Chief Operating Officer & Vice President Exploration, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Michael J. Vande Guchte, Vice President, Exploration NL, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7; E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 05-MAR-18